FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
AUGUST 10, 2006
LJ INTERNATIONAL OPENS 35TH ENZO STORE,
REACHING A TOTAL OF 40 STORES TARGET THIS YEAR
Company Reports 31% Rise in Retail Revenues Per Square Foot,
Expects to Reach or Exceed Its Target of 40 Stores by Year-End
HONG KONG and LOS ANGELES, August 10, 2006 — LJ International Inc. ( “LJI” ) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced that it has opened its first ENZO retail store in Hong Kong, an upscale “image shop” in the Tsim Sha Tsui district.
The Company also said they are in line with and will most likely to exceed the expected 40 stores by end of the year. Furthermore, it reported that average sales per square foot in existing stores had risen by 31% from 2005 to the first half of 2006.
LJI also operates a Hong Kong showroom, opened in March 2004, which predates the ENZO retail chain.
Yu Chuan Yih, LJI’s Chairman and CEO, said, “The opening of ENZO’s new Tsim Sha Tsui store puts us at another prime retail position, in one of Hong Kong’s most popular shopping and tourism areas. We expect ENZO to be a hit with consumers here, as it is in other Chinese cities. Based on ENZO’s successful launch, as measured by rising revenues per square foot of selling space — we expect to accelerate the pace of new store openings. Earlier, we expected on having 40 stores in operation by the end of 2006. We now have already 35 in operation, I believe we are on the track to achieve 100 ENZO stores by the time of the Beijing Olympics in 2008.”

ENZO On-Track Towards Achieving Profitability Next Year
As of the end of the second quarter, the Company indicated that average revenues per square foot rose more than 31% from approximately $332.28 per square foot in 2005 to annualized $436.32 per square foot in the first six months of 2006. The significant increase was primarily due to stronger brand recognition and the continued growth of China’s economy. Our updated information indicates that 15 ENZO stores achieved profitability on a store-by-store basis. The ENZO Division is on-track to achieve overall profitability next year.
LJI said out of the 35 ENZO stores, 5 of them are stand-alone stores ranging from 1,200 to 1,850 square feet in size, the rest are all shop-in-ship format of average of 550 square feet in size.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (“LJI”) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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